[redacted]

10029631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC Mail Processing Section

MAR 04 2010

Washington, DC 108

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Celtic Advisor LLC** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue- Suite 914
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Doody **646-495-5546**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	~~(State)~~	~~(Zip code)~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

AB 3/19

OATH OR AFFIRMATION

I, **Helen Doody**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Celtic Advisor LLC**, as of **December 31, 2009**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ALEXIS BELTRAN
Notary Public, State of New York
No. 01BE6180325
Qualified in QUEENS County
COMMISSION EXPIRES 01/07/2012

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Member,
Celtic Advisor LLC

We have audited the accompanying balance sheet of Celtic Advisor LLC as of December 31, 2009 and December 31, 2008 and the related statement of operations and changes in member's equity, and cash flows for the year and ten months then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celtic Advisor LLC as of December 31, 2009 and December 31, 2008 and the related statement of operations and changes in member's equity, and cash flows for the year and ten months then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Monmouth Beach, New Jersey
February 17, 2010

Celtic Advisor LLC
Affirmation of the Managing Member

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Celtic Advisor LLC for the years ended December 31, 2009 and December 31, 2008 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the years ended December 31, 2009 and December 31, 2008 have been made available to the member of Celtic Advisor LLC.

Helen Doody, Managing Member

Celtic Advisor LLC
Balance Sheet
As of December 31, 2009

	2009	2008
ASSETS		
Current assets:		
Cash & cash equivalents	$105,634	$117,529
Accounts receivable	36,004	0
Prepaid expenses	10,311	0
Total Current Assets	$151,949	$117,529
Other asset:		
Security deposit	12,460	14,650
Fixed assets- net	8,251	700
Total Assets	$172,660	$132,879
LIABILITIES & MEMBER'S EQUITY		
Current liabilities:		
Accounts payable & accrued expenses	$41,052	$10,499
Total Current Liabilities	$41,052	$10,499
Member's Equity:		
Common units	$1,000	$1,000
Retained earnings	130,608	121,380
Member's equity	131,608	122,380
Total Liabilities & Members' Equity	$172,660	$132,879

Please see the notes to the financial statements.

Celtic Advisor LLC
Statement of Operations
For the Year and Ten Months Ended December 31, 2009 and December 31, 2008

	2009	2008
Revenues	$511,188	$340,047
General and administrative expenses:		
Salaries	$96,400	$74,904
Rent expense	82,904	45,046
General administration	89,343	32,467
Total general and administrative expenses	268,647	152,417
Net income before income tax provision	$242,541	$187,630
Provision for income taxes	0	0
Net income	$242,541	$187,630

Please see the notes to the financial statements.

Celtic Advisor LLC
Statement of Cash Flows
For the Year and Ten Months Ended December 31, 2009 and December 31, 2008

	2009	2008
Operating activities:		
Net income	$242,541	$187,630
Adjustments to reconcile net loss items not requiring the use of cash:		
Depreciation expense	649	300
Changes in other operating assets and liabilities:		
Accounts receivable	(36,004)	0
Prepaid expenses	(10,311)	0
Accounts payable & accrued expenses	30,553	10,499
Net cash provided by operations	$227,428	$198,429
Investing activities:		
Security deposit	$2,190	($14,650)
Purchase fixed assets	(8,200)	(1,000)
Net cash used in investing activities	($6,010)	($15,650)
Financing activities:		
Issuance of units	$0	$1,000
Distributions paid member	(233,313)	(66,250)
Net cash used by financing activities	($233,313)	($65,250)
Net increase (decrease) in cash during the fiscal year	($11,895)	$117,529
Cash at January 1, 2009 and February 1, 2008	117,529	0
Cash at December 31, 2009 and December 31, 2008	$105,634	$117,529
Supplemental disclosures of cash flow information:		
Interest paid during the fiscal year	$0	$0
Income taxes paid during the fiscal year	$22,400	$0

Please see the notes to the financial statements.

Celtic Advisor LLC
Statement of Changes in Member's Equity
For the Year and Ten Months Ended December 31, 2009 and December 31, 2008

	Common Units	Retained Earnings	Member's Equity
Balance at inception, February 2008	$0	$0	$0
Distributions paid member		(66,250)	(66,250)
Issuance of common units	1,000		1,000
Net income for the period		187,630	187,630
Balance at December 31, 2008	$1,000	$121,380	$122,380
Distributions paid member		(233,313)	(233,313)
Net income for the fiscal year		242,541	242,541
Balance at December 31, 2009	$1,000	$130,608	$131,608

Please see the notes to the financial statements.

Celtic Advisor LLC
Notes to the Financial Statements
For the Year and Ten Months Ended December 31, 2009 and December 31, 2008

1. Organization

Celtic Advisor LLC (the Company) is a privately held limited liability company formed in New York in February 2008 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company receives a monthly retainer fee for investment advice.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer Income- Retainer revenues and related fees are recorded when they become due and are earned and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, prepaid expenses, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

5. Concentration of Credit Risk

The Company receives all of its retainer income from one client located in the United States. In the event the Company's relationship with this client is discontinued, the result would have a significant adverse affect on the Company's financial position.

6. Commitments and Contingencies

The Company does not have a non-cancelable lease for office space and instead rents office space in New York City on rolling six month basis.

Rent expense for fiscal year 2009 and for the ten months in fiscal year 2008 was $82,904 and $45,046, respectively.

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' equity	$131,608
DEBITS:	
Non-allowable assets:	
Accounts receivable	(36,004)
Security deposit	(12,460)
Prepaid expenses	(10,311)
Fixed assets- net	(8,251)
NET CAPITAL	$64,582
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$64,582
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$59,582
AGGREGATE INDEBTEDNESS:	$41,052
AGGREGATE INDEBTEDNESS TO NET CAPITAL	63.57%
Excess net capital previously reported	$59,450
Less adjustments	132
Excess net capital per audited report	$59,582

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2009, included in the Company's unaudited Form X-17A-5, Part IIA.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Member
Celtic Advisor LLC

In planning and performing our audit of the financial statements of Celtic Advisor LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2009 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report

has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIP-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Donohue Associates, LLC
Monmouth Beach, N.J.
February 17, 2010